UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLACKHAWK CAPITAL GROUP BDC INC.
(Name of Issuer)

Common Shares, $0.00001 par value per share
(Title of Class of Securities

09236T 10 3
(CUSIP Number)

Dr. Craig A. Zabala
Chairman, President and Chief Executive Officer
The Concorde Group, Inc.
14 Wall Street
New York, NY 10005

(212) 566-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2006
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in proper format shall include a singed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13

CUSIP NO. 52-72885104		Page 2 of Pages 7

1.		NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig A. Zabala
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,832,500
8.		SHARED VOTING POWER 10,184,700
9.		SOLE DISPOSITIVE POWER 1,832,500
10.		SHARED DISPOSITIVE POWER 10,184,700
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: Craig A. Zabala: 1,832,500 All Reporting Persons: 12,017,200
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Craig A. Zabala: 6.01% All Reporting Persons: 39.39%
14.		TYPE OF REPORTING PERSON* IN

SCHEDULE 13

CUSIP NO. 52-72885104		Page 3 of Pages 7

1.		NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Concorde Group, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 10,184,700
8.		SHARED VOTING POWER -0-
9.		SOLE DISPOSITIVE POWER 10,184,700
10.		SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: The Concorde Group, Inc.: 10,184,700 All Reporting Persons: 12,017,200
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The Concorde Group, Inc.: 33.38% All Reporting Persons: 39.39%
14.		TYPE OF REPORTING PERSON* CO

SCHEDULE 13

CUSIP NO. 52-72885104		Page 4 of Pages 7

Item 1. Security and Issuer.

This amendment relates to the Common Stock, $0.00001 par value (“Common Stock”) of Blackhawk Capital Group BDC Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are presently located at 14 Wall Street, 11th Floor New York, NY 10005.

Item 2. Identity and Background.

(a) This amendment is being filed jointly by Craig A. Zabala (“Zabala”) and The Concorde Group, Inc. (“Concorde”). Zabala and Concorde are collectively referred to as the “Reporting Persons.”

(b) The address of the principal business of the Reporting Persons is 14 Wall Street, 11th Floor, New York, NY 10005.

(c) The principal business of Concorde is investment management. Zabala’s principal business occupation is serving as President, Chief Executive Officer and Chairman of the Board of Concorde and of the Company, respectively.

(d) None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Zabala is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an Exchange Agreement dated June 21, 2006, Concorde entered in an exchange transaction with the Issuer whereby it exchanged a promissory note dated May 3, 2006 in the principal amount of $68,847.00 issued to it by Issuer for 6,884,700 shares ("Shares") of Common Stock. The transaction was effected pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"). The Shares are "restricted securities" as defined in Regulation D under the Securities Act

Item 4. Purpose of the Transaction.

The Reporting Persons currently hold their shares of Common Stock for investment purposes.

Although the Reporting Persons do not have any current plans other than as set forth herein, the Reporting Persons may in the future exercise any and all of their respective rights as holders of the Common Stock or otherwise. More specifically, depending on their evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of Company and other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock through privately negotiated transactions with third parties or otherwise, or the sale at any time, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired.

SCHEDULE 13

CUSIP NO. 52-72885104		Page 5 of Pages 7

As of the date of this amendment, except as set forth above, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Zabala is the beneficial owner of 1,732,500 shares of the Common Stock, and serves as custodian for two UTMA accounts for his nieces that own a total of 100,000 shares. These shares aggregate 1,832,500 shares and represent approximately 6.01% of the 30,511,481, shares of outstanding Common Stock of the Company as of June 21, 2006. Concorde is the beneficial owner of 10,184,700 shares of Common Stock, representing approximately 33.38% of the 30,511,481 shares of outstanding Common Stock of the Company as of June 21, 2006. By virtue of the fact that Zabala is Chairman, President, Chief Executive Officer and controlling stockholder of Concorde, Zabala may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Concorde. Zabala disclaims beneficial ownership of such shares.
Concorde is the direct beneficial owner of 30,511,481 shares of Common Stock. Such shares represent approximately 33.38% of the outstanding shares of Common Stock.

(b) Zabala has the sole power to vote or direct the vote, and to dispose or direct the disposition of, 1,832,500 shares of Common Stock. Concorde has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the 10,184,700 shares of Common Stock beneficially owned by it. By virtue of the fact that Zabala is the Chairman, President, Chief Executive Officer and controlling stockholder of Concorde, Zabala may be deemed to share the indirect power to vote and direct the disposition of the shares held by Concorde (10,184,700 shares) as well as the shares held under the UTMA (100,000 shares) which add up to the amount of 10,284,700 shares of Common Stock.

(c) Other than as described herein, no shares of Common Stock have been purchased during the last 60 days.

SCHEDULE 13

CUSIP NO. 52-72885104		Page 6 of Pages 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: June 28, 2006
CRAIG A. ZABALA

	By:	/s/ Craig A. Zabala
Craig A. Zabala

THE CONCORDE GROUP, INC.

By:	/s/ Craig A. Zabala
Name: Craig A. Zabala
Title: President and Chief Executive Officer

SCHEDULE 13

CUSIP NO. 52-72885104		Page 7 of Pages 7

EXHIBIT A - JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Schedule 13D for Blackhawk Capital Group BDC Inc. is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated: June 28, 2006
CRAIG A. ZABALA

	By:	/s/ Craig A. Zabala
Craig A. Zabala

THE CONCORDE GROUP, INC.

By:	/s/ Craig A. Zabala
Name: Craig A. Zabala
Title: President and Chief Executive Officer